E*TRADE FUNDS

                             AMENDMENT NO. 2 TO THE
                                TRUST INSTRUMENT


                                  July 17, 2001


     WHEREAS, the TRUST INSTRUMENT was originally entered into in November 1998 and amended in May 2000;

     NOW THEREFORE, the Board of Trustees of the Trust approved that certain sections of the TRUST INSTRUMENT be modified as set forth below.

1. Article XI, Section 11.04 is amended to read to read in its entirety as follows:

     Section 11.04 Termination of Trust.

     (a) This Trust shall continue without limitation of time but subject to the provisions of Subsections 11.04(b) and 11.04(c).

     (b) The Trustees may, subject to either (i) the approval of a majority of the Trustees or (ii) to a Majority Shareholder Vote of each Series affected by the matter or, if applicable, to a Majority Shareholder Vote of the Trust, sell and convey all or substantially all of the assets of the Trust or any affected Series to another trust (not the Trust), partnership, association or corporation, or to a separate series of shares thereof, organized under the laws of any state which trust, partnership, association or corporation is an open-end management investment company as defined in the 1940 Act, or is a series thereof, for adequate consideration which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Trust or any affected Series, and which may include shares of beneficial interest, stock or other ownership interests of such trust, partnership, association or corporation or of a series thereof.

     Upon making reasonable provision, in the determination of the Trustees, for the payment of all liabilities, by such assumption or otherwise, the Trustees shall distribute the remaining proceeds or assets (as the case may be) of each Series (or class) ratably among the holders of Shares of that Series (or class) then outstanding.

     (c) The Trustees may, subject to any necessary Shareholder, Trustee, and regulatory approvals, at any time sell and convert into money all of the assets of the Trust or any affected Series.

     Upon making reasonable provision, in the determination of the Trustees, for the payment of all liabilities, by such assumption or otherwise, the Trustees shall distribute the remaining proceeds or assets (as the case may be) of each Series (or class) ratably among the holders of Shares of that Series (or class) then outstanding.

     (d) Upon completion of the distribution of the remaining proceeds or the remaining assets as provided in Subsections 11.04(b) or 11.04(c), as applicable, the Trust or any affected Series shall terminate and the Trustees and the Trust shall be discharged of any and all further liabilities and duties hereunder and the right, title and interest of all parties with respect to the Trust or Series shall be canceled and discharged.

     Upon termination of the Trust, following completion of the winding up of its business, the Trustees shall cause a certificate of cancellation of the Trust's Certificate of Trust to be filed in accordance with the Delaware Act, which certificate of cancellation may be signed by any one Trustee.

     Without limiting the generality of the foregoing, the existence of the Trust shall not be affected by sales or purchases of Shares or status of any Shareholders.